

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via E-mail
Zhong Bo
Chief Executive Officer and Chairman of the Board
ZST Digital Networks, Inc.
206 Tongbo Street, Boyaxicheng Second Floor
Zhengzhou City, Henan Province
People's Republic of China 450007

> **Re:** **ZST Digital Networks, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 4, 2011, as amended August 2, 2011**
>
> **Form 10-Q for the period ended March 3, 2011**
> **Filed May 11, 2011**
>
> **Form 10-Q for the period ended June 30, 2011**
> **Filed August 11, 2011**
>
> **File No. 001-34488**

Dear Mr. Bo:

We have reviewed your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010, as amended August 2, 2011

General

1. We note your revised disclosure provided in response to comment one in our letter dated July 5, 2011. Please also include disclosure regarding why there were apparently material differences between the financial information reported in your PRC State Administration of Industry and Commerce (SAIC) reports and your Securities and

Exchange Commission periodic filings in 2008 and 2009, whether the financial information was materially different in 2010, and whether you anticipate materially different financial information to be reported under both regulatory schemes in the future. Please address the purpose of the SAIC reports and also discuss whether the financial information provided in your SAIC reports is required to be audited and was in fact audited.

Form 10-Q for the period ended June 30, 2011

Note 2 – Summary of Accounting Policies

Multiple Deliverable, page 8

2. We note your disclosure that you have committed to pay China Unicom for the renewal subscription for your customers. Tell us in detail how you have accounted for this commitment. Also, tell us if you record these revenues on a gross or net basis and provide us with the details of your evaluation of the appropriate accounting treatment. Provide us with the details of your and China Unicom's obligations under the agreements. Further, you disclose in Note 3 on page 15 that the renewal fee is 20% of the renewal subscription fee to be received from your customers. We assume that this 20% fee would be consistent with the current year services. Therefore, tell us why your cost of goods sold in relation to these services is so low.

Note 3 – Accounts Receivables, page 15

3. We note your aging disclosures for accountings receivables with a 10% hold back. Further, we note disclosure on page 44 of the Form 10-K/A filed August 2, 2011 that you typically provide 30-90 day credit terms. Please tell us how you have determined that these receivables are collectable.

Results of Operations, page 26

Comparison of Three months Ended June 30, 2010 and 2011, page 26

4. We note your response and the disclosure provided in response to comment 15 in our letter dated July 5, 2011. Please revise your disclosure related to your service agreement with China Unicom to include the full disclosure provided in your response to comment 15 and noted in your response letter dated August 2, 2011.

Item 1. Legal Proceedings, page 34

5. Please provide specific disclosure related to the allegations against you and your current officers and directors regarding alleged false and misleading statements and failure to disclose material facts about your business and prospects in violation of the Federal

Zhong Bo
ZST Digital Networks, Inc.
August 16, 2011
Page 3

      securities laws. Provide the basis for these claims and identify your current officers and directors subject to the allegations.

      You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

      Sincerely,

      /s/ Kathleen Krebs for

      Larry Spirgel
      Assistant Director

cc: Via E-mail
      Anh Q. Tran, Esq.
      K&L Gates